SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             Summary of the Resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017

2.             Composition of the Board Of Directors, the Supervisory Committee and members of the Audit Committee and the Independent Auditors

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary and Extraordinary

Shareholders’ Meeting held on April 27, 2017

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mr. Ignacio Gustavo Alvarez Pizzo, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (or ‘ANSeS’), were appointed to approve and sign the Minutes.

2)	Consideration of the documentation required by Law 19,550 section 234 subsection 1, the ‘Comisión Nacional de Valores’ (CNV) Rules and MERVAL Listing Rules and the accountable documentation in English required by the Rules of the US Securities & Exchange Commission, for the twenty-eighth Fiscal Year, ended December 31, 2016 (‘Fiscal Year 2016’).

All of the documentation submitted for the consideration of the shareholders was approved without any amendments, as it was presented to the Board of Directors, the Audit Committee and the Supervisory Committee and approved by the Board of Directors in its meeting held on March 8, 2017 and filed with the regulatory entities.

3)	Consideration of the destination of Retained Earnings as of December 31, 2016 (P$ 3,975 million) and the proposal of the Board of Directors to allocate the total amount of said Retained Earnings for the constitution of a ‘Reserve for Future Cash Dividends.’
Consideration of the proposal about the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and to withdraw the total amount of the ‘Voluntary Reserve for Future Investments’ (P$2,904 million), increasing the ‘Reserve for Future Cash Dividends’ with these withdrawals.

The Shareholders’ Meeting approved to allocate the total amount of the Retained Earnings as of December 31, 2016 to the constitution of a ‘Reserve for Future Cash Dividends’, and the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and to withdraw the total amount of the ‘Voluntary Reserve for Future Investments’ (P$2,904 million), increasing the ‘Reserve for Future Cash Dividends’ with these withdrawals.

4)	Consideration of the performance of the members of the Board of Directors who have served from April 29, 2016 to the date of this General Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Board of Directors acting as of April 29, 2016 to the date of this Shareholders’ Meeting.

5)	Consideration of the performance of the members of the Supervisory Audit Committee who have served from April 29, 2016 to the date of this General Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Supervisory Committee acting as of April 29, 2016 to the date of this Shareholders´ Meeting.

6)	Consideration of the compensation for the members of the Board of Directors who served during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of this Meeting). Proposal to pay the total amount of P$36,900,000, representing 0.92% of the ‘accountable earnings’, calculated according to CNV Rules section 3, Title II, Chapter III (N.T. 2013).

The aggregate compensation of P$ 36,900,000 was approved for members of the Board of Directors acting from the Shareholders’ Meeting of April 29, 2016 to the date of this Meeting, amount that includes the technical-administrative tasks performed by a Director under employment contract. The compensation for the members of the Board of Directors will be distributed in the manner provided for by the Company’s Board of Directors, taking into consideration the advance payments of fees that the Directors have received.

7)	Authorize the Board of Directors to make advance payments to those Directors who serve during Fiscal Year 2017 (from the date of this Meeting until the Meeting considering the documentation for said fiscal year, and ad-referendum to what said Meeting resolves).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2017 within the parameters established by the ‘Ley General de Sociedades’ (or ‘General Corporate Law’), and ad-referendum to the resolution that will be adopted by the Shareholders’ Meeting that considers the documentation for such Fiscal Year.

8)	Consideration of the compensation of the members of the Supervisory Committee for their services during Fiscal Year 2016 (from the General Meeting of April 29, 2016 to the date of this Meeting). Proposal to pay the total amount of P$6,500,000.

Total compensation of P$ 6,500,000 was approved for the members of the Supervisory Committee acting from the Shareholders´ Meeting held on April 29, 2016 to the date of this Meeting, taking into consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members who, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and in such manner as determined by the regular members.

9)	Designation of one Regular Director and four Alternate Directors to perform from the date of this Shareholders’ Meeting and for two Fiscal Years.

The Shareholders’ Meeting designated Mr. Alejo Maxit as Regular Director, who has been nominated to occupy this position by the ANSeS, and that qualifies as ‘independent director’ according to the Rules of the CNV.

The following were designated as Alternate Directors:

1.  Mr. José Carlos Cura (nominated by Nortel Inversora S.A.).
2.  Mr. Santiago Ibarzábal Murphy (nominated by ANSeS).
3.  Mr. Pablo Pereyra Iraola (nominated by ANSeS).
4.  Mr. Ignacio Gustavo Alvarez Pizzo (nominated by ANSeS).

Mr. José Carlos Cura qualifies as ‘non-independent’ according to the Rules of the CNV and Mr. Ibarzábal Murphy, Mr. Pereyra Iraola and Mr. Alvarez Pizzo qualify as independent directors according to the aforementioned Rules.

Mr. Cura will perform as alternate indistinctly to Mr Mariano Ibáñez, Carlos Alejandro Harrison, Martín H. D´Ambrosio; Pedro Chomnalez; Alejandro Macfarlane and Baruki González, and Mr. Ibarzábal Murphy, Mr. Pereyra Iraola and Mr. Alvarez Pizzo, that were nominated by ANSeS, will perform as alternates indistinctly to Regular Directors Mr. Pedro Costoya; Mr. Darío Genua and Mr. Alejo Maxit.

10)	Determination of the number of regular and alternate members of the Supervisory Committee for Fiscal Year 2017.

It was resolved that the Supervisory Committee acting during Fiscal Year 2017 will be composed of five (5) regular members and five (5) alternate members.

11)	Elect regular members of the Supervisory Committee.

The following were elected as regular members:

Mr. Pablo Andrés Buey Fernández, Mr. Ernesto Juan Cassani, Mr. Diego Emilio Rangugni, Mr. Gerardo Prieto and Mr. Gabriel Andrés Carretero. Mr. Carretero nominated by ANSeS.

Mr. Pablo Andrés Buey Fernández and Mr. Diego Emilio Rangugni are lawyers and Mr. Ernesto Juan Cassani, Mr. Gerardo Prieto and Mr. Gabriel Andrés Carretero are public accountants and all of the elected members qualify as ‘Independent’ according to the standards established by the Rules of the CNV.

None of the elected members, or the law firms that they are members of, or other members of such law firms have never been External Auditors of the Company nor will be nominated for such purpose.

12)	Elect alternate members of the Supervisory Committee.

The following were elected as alternate members:

Mr. Alegría, Mr. Cinque and Mr. Genis as alternate indistinctly to Mr. Buey Fernández, Mr. Cassani and Mr. Rangugni; Mrs. Maletta as alternate to Mr. Prieto and Mr. Garré as alternate to Mr. Carretero.

Mr. Alegría, Mr. Cinque and Mr. Genis are lawyers, Mrs. Maletta is a public accountant and Mr. Garré is a lawyer and public accountant, and all of the elected alternate members qualify as ‘Independent’ according to the standard established by the Rules of the CNV.

None of the alternate members, the law firms that they are members of or other members of such law firms have never been Independent Auditors of the Company nor will be nominated for such purpose.

13)	Authorize the Board to make advances on the fees of the members of the Supervisory Audit Committee members to those members serving during the Fiscal Year 2017 (from the date of this Meeting until the Meeting considering the documentation for said fiscal year, ad-referendum to what said Meeting resolves).

The Board of Directors was authorized to make advance payments of fees to the members of the Supervisory Committee acting during Fiscal Year 2017 ad-referendum to the decision adopted at the Meeting reviewing the documents of such Fiscal Year.

14)	Determine the compensation of Independent External Auditors who provided services during the Fiscal Year 2016.

The compensation of the independent external auditors acting during the Fiscal Year ended on December 31, 2016 was set in the aggregate amount of P$ 13,200,000, excluding VAT, of which P$ 6,600,000 were assigned to the financial statements audit fees and P$ 6,600,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

15)	Appoint Independent External Auditors to audit the financial statements for the Fiscal Year 2017, and determine their compensation.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed as Independent External Auditor of the financial statements for Fiscal Year 2017. Mr. Marcelo Daniel Pfaff was designated as the regular certifying accountant and Mr. Walter Rafael Zablocky as his alternate.

It was resolved that the compensation for the Independent External Auditors for the financial statements of Fiscal Year 2017 should be determined at the Shareholders’ Meeting reviewing the financial statements for that Fiscal Year, and it was delegated to the Audit Committee the determinations of the terms and conditions of the service and the authorization to make advanced fee payments.

16)	Consider the budget for the Audit Committee for Fiscal Year 2016 (P$ 3,400,000).

The budget for the Audit Committee operations for the Fiscal Year ending December 31, 2017 was set in the amount of P$ 3,400,000.-

All the resolutions where adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the CNV and accountant Cristina Luis on behalf of the Buenos Aires Stock Exchange.

Mariano M. Ibáñez

Chairman

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND MEMBERS OF THE AUDIT COMMITTEE

APRIL 27, 2017

I)              Pursuant to the resolutions by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 and by the Board of Directors on its meeting celebrated the same day, and by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Mariano Marcelo Ibañez. Vice-Chairman: Mr. Gerardo Werthein. Directors: Mr. Baruki Luis Alberto González; Mr. Carlos Alejandro Harrison; Mr. Martín Héctor D´Ambrosio; Mr. Pedro Chomnalez; Mr. Alejandro Macfarlane; Mr. Esteban Gabriel Macek; Mr. Pedro Costoya; Mr. Alejo Maxit and Mr. Darío Leandro Genua. Alternate Directors: Mr. José Carlos Cura; Mr. Saturnino Jorge Funes; Mr. Gabriel Hugo Fissore; Mr. José Luis Galimberti; Mr. Ignacio Villarroel; Mr. Eduardo Federico Bauer; Mr. Pablo Alberto Gutiérrez; Mr. Santiago Ibarzábal Murphy, Mr. Pablo Jorge Pereyra Iraola and Mr. Ignacio Gustavo Alvarez Pizzo.

The members of the Board of Directors will hold office for three Fiscal Years (to the date of the Shareholders' Meeting which will consider the documentation for Fiscal Year 2018)

II)	Pursuant to the resolutions by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Ernesto Juan Cassani, Mr. Diego Emilio Rangugni, Mr. Gerardo Prieto and Mr. Gabriel Andrés Carretero. Alternate Members: Mr. Javier Alegría, Mr. Pablo Cinque, Mr. Juan Facundo Genis, Mrs. Mirta Silvia Maletta and Mr. Raúl Alberto Garré.

The members of the Supervisory Committee will hold office for one Fiscal Year (to the date of the Shareholders' Meeting which will consider the documentation for Fiscal Year 2017).

III)	AUDIT COMMITTEE: Mr. Esteban Gabriel Macek (“financial expert” of the Audit Committee); Mr. Alejandro Macfarlane and Mr. Martín Héctor D´Ambrosio.

IV)	Independent External Auditors of the Financial Statements for Fiscal Year 2017: Price Waterhouse & Co S.R.L. Mr. Marcelo Daniel Pfaff was designated as the regular certifying accountant and Mr. Walter Rafael Zablocky as his alternate.

Maria Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 27, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations